Exhibit 99.3

News Release

June 30, 2025

TELUS Announces Upsizing and Results of its Cash Tender Offers for Eight Series of Debt Securities

Vancouver, B.C. – TELUS Corporation (the “Company”) today announced (i) the release of the results of its previously announced separate offers (the “Offers”) to purchase for cash up to the Maximum Purchase Amount (as defined below) of its outstanding notes of the series listed in the table below (collectively, the “Notes”), and (ii) that it has amended the Offers by increasing the Maximum Purchase Amount from C$600,000,000 to an amount sufficient to accept all tendered 3.95% Senior Notes, Series CAB due February, 2050 and 4.10% Senior Notes, Series CAE due April, 2051 in full and approximately C$261,873,000 principal amount of the 4.40% Senior Notes, Series CU due January, 2046.

The Offers

The Offers were made upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 20, 2025 relating to the Notes (the “Offer to Purchase”). Capitalized terms used but not defined in this news release have the meanings given to them in the Offer to Purchase.

According to information provided by Computershare Investor Services Inc., the Tender Agent, C$3,108,424,000 combined aggregate principal amount of the Notes were validly tendered in connection with the Offers prior to or at 5:00 p.m. (Eastern time) on June 27, 2025 (the “Expiration Date”) and not validly withdrawn. The table below provides certain information about the Offers, including the aggregate principal amount of each series of Notes validly tendered and not validly withdrawn prior to the Expiration Date.

Title of Notes(1)	Principal Amount Outstanding (in millions)	CUSIP / ISIN Nos.(1)	Reference Security(2)	Bloomberg Reference Page(2)	Fixed Spread (Basis Points)(2)	Principal Amount Tendered (in millions)	Indicative Acceptance Amount (in millions)
3.95% Senior Notes, Series CAB due February, 2050	C$800	87971MBP7 / CA87971MBP73	CAN 2¾ 12/01/55	FIT CAN0-50	+145	C$691.7	C$691.7
4.10% Senior Notes, Series CAE due April, 2051	C$500	87971MBT9 / CA87971MBT95	CAN 2¾ 12/01/55	FIT CAN0-50	+145	C$421.9	C$421.9
2.05% Senior Notes, Series CAD due October, 2030	C$500	87971MBS1 / CA87971MBS13	CAN 1¼ 06/01/30	FIT CAN0-50	+70	C$200.3	-

4.40% Senior Notes, Series CU due January, 2046	C$500	87971MBB8 / CA87971MBB87	CAN 2¾ 12/01/55	FIT CAN0-50	+150	C$436.5	C$261.9
4.40% Senior Notes, Series CL due April, 2043	C$600	87971MAS2 / CA87971MAS22	CAN 2¾ 12/01/55	FIT CAN0-50	+150	C$458.5	-
2.85% Senior Notes, Series CAF due November, 2031	C$750	87971MBV4 / CA87971MBV42	CAN 1½ 06/01/31	FIT CAN0-50	+90	C$330.4	-
4.70% Senior Notes, Series CW due March, 2048	C$475	87971MBE2 / CA87971MBE27	CAN 2¾ 12/01/55	FIT CAN0-50	+160	C$327.1	-
4.75% Senior Notes, Series CR due January, 2045	C$400	87971MAY9 / CA87971MAY99	CAN 2¾ 12/01/55	FIT CAN0-50	+160	C$242.0	-

(1)	No representation is made by the Company as to the correctness or accuracy of the CUSIP numbers or ISINs listed in this news release or printed on the Notes. They are provided solely for convenience.

(2)	The total consideration for each series of Notes (such consideration, the “Total Consideration”) payable per each C$1,000 principal amount of such series of Notes validly tendered and accepted for purchase will be based on the applicable Fixed Spread specified in the table above for such series of Notes, plus the applicable yield based on the bid-side price of the applicable Canadian reference security as specified in the table above, as quoted on the applicable Bloomberg Reference Page as of 11:00 a.m. (Eastern time) today, June 30, 2025, unless extended by the Company with respect to the applicable Offer. The Total Consideration does not include the applicable Accrued Coupon Payment, which will be payable in cash in addition to the applicable Total Consideration.

Indicative Series Acceptance Amounts

The Company expects to accept for purchase C$691.7 million aggregate principal amount of the 3.95% Senior Notes, Series CAB due February, 2050, C$421.9 million aggregate principal amount of the 4.10% Senior Notes, Series CAE due April, 2051, none of the tendered 2.05% Senior Notes, Series CAD due October, 2030, C$261.9 million aggregate principal amount of the 4.40% Senior Notes, Series CU due January, 2046 tendered into the Offer for such Notes, on a pro rata basis, with the actual amount accepted to be adjusted for rounding due to proration, none of the tendered 4.40% Senior Notes, Series CL due April, 2043, none of the tendered 2.85% Senior Notes, Series CAF due November, 2031, none of the tendered 4.70% Senior Notes, Series CW due March, 2048 and none of the tendered 4.75% Senior Notes, Series CR due January, 2045.

The Financing Condition as described in the Offer to Purchase has been satisfied as a result of the closing of the Company’s previously announced offering of junior subordinated notes in an aggregate principal amount of US$1.5 billion.

Pricing and Settlement

Pricing in respect of the Notes is expected to occur at 11:00 a.m. (Eastern time) today, June 30, 2025, following which the Final Acceptance Amount, the Offer Yield and the Total Consideration in respect of the Notes validly tendered and accepted for purchase pursuant to the Offers will be announced by the Company.

The “Settlement Date” in respect of any Notes validly tendered and accepted for purchase pursuant to the Offer for such Notes is expected to be July 3, 2025 (the “Settlement Date”). The Company will also pay an Accrued Coupon Payment in respect of Notes validly tendered and accepted for purchase pursuant to the Offer for such Notes. Holders whose Notes are accepted for purchase will lose all rights as a Holder of the tendered Notes and interest will cease to accrue on the Settlement Date for all Notes accepted in the Offer for such Notes.

The Company has retained RBC Dominion Securities Inc. (“RBC”), BMO Nesbitt Burns Inc. (“BMO”), CIBC World Markets Inc. (“CIBC”), Scotia Capital Inc. (“Scotia”) and TD Securities Inc. (“TD”) to act as lead dealer managers and Desjardins Securities Inc., National Bank Financial Inc., J.P. Morgan Securities Canada Inc., SMBC Nikko Securities Canada, Ltd., Wells Fargo Securities Canada, Ltd. and ATB Securities Inc. to act as co-dealer managers (collectively, the “Dealer Managers”) for the Offers. Questions regarding the terms and conditions for the Offers or for copies of the Offer to Purchase should be directed to RBC at 1-877-381-2099 (toll-free) or 1-416-842-6311 (collect), BMO at 1-833-418-0762 (toll-free) or 1-416-359-6359 (collect), CIBC at 1-416-594-8515 (collect), Scotia at 1-416-863-7438 (collect) or TD at 1-866-584-2096 (toll-free) or 1-416-982-6451 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers.

If the Company terminates any Offer with respect to one or more series of Notes, it will give prompt notice to the Tender Agent, and all Notes tendered pursuant to such terminated Offer will be returned promptly to the tendering Holders thereof. With effect from such termination, any Notes blocked in CDS will be released.

Offer and Distribution Restrictions

The Offers were made solely pursuant to the Offer to Purchase. This news release does not constitute a solicitation of an offer to buy any securities in the United States. No Offer constitutes an offer or an invitation by, or on behalf of, TELUS or the Dealer Managers (i) to participate in the Offers in the United States; (ii) to, or for the account or benefit of, any “U.S. person” (as such term is defined in Regulation S of the U.S. Securities Act of 1933, as amended); or (iii) to participate in the Offers in any jurisdiction in which it is unlawful to make such an offer or solicitation in such jurisdiction, and such persons are not eligible to participate in or tender any securities pursuant to the Offers. No action has been or will be taken in the United States or any other jurisdiction that would permit the possession, circulation or distribution of this news release, the Offer to Purchase or any other offering material or advertisements in connection with the Offers to (i) any person in the United States; (ii) any U.S. person; (iii) anyone in any other jurisdiction in which such offer or solicitation is not authorized; or (iv) any person to whom it is unlawful to make such offer or solicitation. Accordingly, neither this news release, the Offer to Purchase nor any other offering material or advertisements in connection with the Offers may be distributed or published, in or from the United States or any such other jurisdiction (except in compliance with any applicable rules or regulations of such other jurisdiction). Tenders will not be accepted from any holder located or resident in the United States.

In any jurisdiction in which the securities laws require the Offers to be made by a licensed broker or dealer, the Offers will be deemed to have been made on behalf of the Company by the Dealer Managers or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

This news release is for informational purposes only. This news release is not an offer to purchase or a solicitation of an offer to sell any Notes or any other securities of TELUS or any of its subsidiaries.

Forward-looking Statements

This news release contains statements about future events, including statements regarding the terms and timing for completion of the Offers, including the series of Notes and amount thereof expected to be accepted for purchase pursuant to the Offers and the expected Settlement Date. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties including risks associated with capital and debt markets. There is significant risk that the forward-looking statements will not prove to be accurate. Forward-looking statements are provided herein for the purpose of giving information about the Offers referred to above. Readers are cautioned that such information may not be appropriate for other purposes. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and the qualifications and risk factors as set out in our 2024 annual management’s discussion and analysis and in our first quarter 2025 management’s discussion and analysis and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law or the Offer to Purchase, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a world-leading communications technology company operating in more than 45 countries and generating over C$20 billion in annual revenue with more than 20 million customer connections through our advanced suite of broadband services for consumers, businesses and the public sector. We are committed to leveraging our technology to enable remarkable human outcomes. TELUS is passionate about putting our customers and communities first, leading the way globally in client service excellence and social capitalism. Our TELUS Health business is enhancing more than 150 million lives across 200 countries and territories through innovative preventive medicine and well-being technologies. Our TELUS Agriculture & Consumer Goods business utilizes digital technologies and data insights to optimize the connection between producers and consumers. Guided by our enduring 'give where we live' philosophy, TELUS, our team members and retirees have contributed C$1.8 billion in cash, in-kind contributions, time and programs including 2.4 million days of service since 2000, earning us the distinction of the world’s most giving company. For more information, visit telus.com or follow @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations
Bill Zhang
ir@telus.com

Media Relations
Steve Beisswanger

Steve.Beisswanger@telus.com